August 7, 2013

VIA EDGAR

John Cash
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	Standard Pacific Corp.
Form 10-K for Fiscal Year Ended December 31, 2012
File No. 1-10959

Dear Mr. Cash:

This letter sets forth the response of Standard Pacific Corp. (the “Company”) to the comment letter, dated August 6, 2013, received from the staff of the Securities and Exchange Commission (the "Staff") concerning the Company’s July 12, 2013 response letter to the Staff’s original comment letter, dated May 30, 2013, regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K").  Please find our response to the Staff’s comment below.  For your convenience, we have copied the Staff’s comment immediately preceding our response.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, Income Taxes, page 34

1.
We reviewed the information you provided us regarding the reversal of your valuation allowance for the deferred tax asset in the fourth quarter of 2012.  In order for investors to better understand the facts and circumstances related to the reversal, please revise future filings to provide a more comprehensive discussion and analysis of the specific factors and assumptions that led you to conclude, during the fourth quarter of 2012, that it was more likely than not your deferred tax asset would be realized in future periods. Your disclosures should address:

•	Your basis for determining it is more likely than not that your deferred tax asset will be realized;

John Cash
August 7, 2013

•	Any uncertainties that may affect the ultimate realization of the deferred tax asset;

•	Your intention to continue to evaluate the realizability of your deferred tax asset on a quarterly basis;

•	The minimum amount of taxable income you will be required to generate to realize the deferred tax asset and the time period during which you will be required to generate it;

•	The significant assumptions underlying your projections that demonstrate your ability to generate the minimum amount of taxable income required;

•	A sensitivity analysis that addresses how potential changes in your significant assumptions would impact your ability to generate the minimum amount of taxable income required;

•	The historical relationship between your pre-tax income and taxable income;

•	Expirations of your Federal and state net operating loss carry-forwards by more discrete time periods.

Standard Pacific Response:

As requested by the Staff, we will revise future filings to provide a more comprehensive discussion and analysis of the specific factors and assumptions that led us to conclude, during the fourth quarter of 2012, that it was more likely than not that our deferred tax asset would be realized in future periods.  This discussion will address the items the Staff has enumerated in the bulleted list above.

* * * * *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

John Cash
August 7, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions, please do not hesitate to contact me at (949) 789-1655.

Very truly yours,
STANDARD PACIFIC CORP.

/s/ JEFF J. MCCALL

Jeff J. McCall
Chief Financial Officer